Exhibit 99.1

Bitdeer Reports Financial Results for the Full Year 2022 and Operational Update

SINGAPORE – April 19, 2023 – Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for the cryptocurrency mining community, today announced its financial results for the year ended December 31, 2022.

Full Year 2022 Financial and Operational Highlights

•	Total revenue was $333.3 million in 2022, compared to $394.7 million in 2021, primarily due to a decrease in revenue generated from proprietary mining, sales of mining machines, and Cloud Hash Rate, partially offset by an increase in revenue generated from three types of hosting services, which was partially driven by an expansion of the Company’s mining datacenter operations.

•	Net loss was $60.4 million in 2022, compared to a net profit of $82.6 million in 2021.

•	Adjusted profit[1] was $30.3 million in 2022, compared to $171.0 million in 2021.

•	Adjusted EBITDA[2] was $93.2 million in 2022, compared to $281.8 million in 2021, primarily due to a decrease in revenue, an increase in electricity cost in operating and hosting mining machines, a decrease in gain on disposal of cryptocurrencies, and an increase in operational expenses.

•	Managing hash rate was 14.0 exahash per second (“EH/s”) as of December 31, 2022, a 72.8% increase from 8.1EH/s as of December 31, 2021.

•	Electricity capacity was 775MW as of December 31, 2022, a 92.8% increase from 402MW as of December 31, 2021.

Linghui Kong, Chief Executive Officer of Bitdeer, said, “Despite the volatility in cryptocurrency prices and temporary dislocation in the crypto industry, we bucked the trend and achieved a positive adjusted net profit and a positive adjusted EBITDA in the full year of 2022, thus demonstrating the viability and resilience of our business model. We successfully expanded our infrastructure to 775 megawatts in electricity capacity in 2022, and plan to increase our scale even further to up to 1,524 megawatts in the future. Meanwhile, through prudent expense management, we maintained an abundant capital reserve as of the end of 2022, including $231.4 million in cash and cash equivalents and $31.1 million in fiat currency investment redeemable on demand. Becoming a public company in the United States on April 14, 2023 marks the beginning of a new journey for us, a journey we plan to traverse with renewed energy, sharpened vision, and unwavering commitment to generating lasting value for our shareholders.”

1 Adjusted profit is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.

2 Adjusted EBITDA is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.

Full Year 2022 Financial Results

Revenue

Total revenue was $333.3 million, compared to $394.7 million in the full year of 2021.

•	Revenue from proprietary mining business was $62.4 million, compared to $191.7 million in the full year of 2021, primarily due to the price drop of Bitcoin and a decrease in the comparative number of Bitcoin mined from proprietary mining, resulting from a decrease in the amount of hash rate allocated to the Company’s proprietary mining business as a percentage of the total network hash rate.

•	Revenue from Cloud Hash Rate was $121.3 million, compared to $124.2 million in the full year of 2021, primarily due to increases in revenue from hash rate subscription and revenue from electricity subscription, offset by a decrease in revenue from additional consideration from acceleration plan arrangements.

•	Revenue from Cloud Hosting was $12.7 million, compared to $7.6 million in the full year of 2021, primary because nearly half of Cloud Hosting orders in 2021 were subscribed in the second half of 2021, which contributed to the revenue in 2022, while nearly all Cloud Hosting orders in 2022 contributed to the revenue in 2022.

•	Revenue from General Hosting was $99.3 million, compared to $18.3 million in the full year of 2021, primarily due to an increase in the mining site capacity as a result of the expansion of the Company’s mining datacenter operations.

•	Revenue from Membership Hosting was $26.1 million, compared to nil in the full year of 2021, primarily due to revenue generated from the Company’s North America mining datacenter, which began to deliver capacity in the second half of 2022.

•	Revenue from sales of mining machines was $0.7 million, compared to $45.7 million in the full year of 2021. The Company currently does not expect to sell mining machines in the near-future.

Gross Profit

Gross profit was $83.3 million in the full year of 2022, representing a 25.0% gross margin, compared to $241.4 million, or a 61.2% gross margin, in the full year of 2021, mainly due to a decrease in total revenue and an increase in electricity cost and staff costs.

Operating Expenses

The sum of below operating expenses in the full year of 2022 was $140.6 million, as compared to $127.7 million in the full year of 2021.

•	Selling expenses were $11.7 million, compared to $8.4 million in the full year of 2021, primarily due to increases in share-based compensation and other staff costs to sales personnel.

•	General and administrative expenses were $93.5 million, compared to $89.7 million in the full year of 2021, primarily due to increases in operations expenses and staff costs to general and administrative personnel.

•	Research and development expenses were $35.4 million, compared to $29.5 million in the full year of 2021, primarily due to increases in share-based compensation and staff costs to research and development personnel.

Net Loss

Net loss was $60.4 million, compared to a net profit of $82.6 million in the full year of 2021.

Adjusted Profit (Non-IFRS)

Adjusted profit was $30.3 million, compared to $171.0 million in the full year of 2021.

Adjusted EBITDA (Non-IFRS)

Adjusted EBITDA was $93.2 million, compared to $281.8 million in the full year of 2021, primarily due to a decrease in revenue, an increase in electricity cost, a decrease in gain on disposal of cryptocurrencies, and an increase in operational expenses.

Liquidity

As of December 31, 2022, the Company held $231.4 million in cash and cash equivalents, as compared to $372.1 million as of December 31, 2021. Use of cash included active construction of mining datacenters in North America and Norway, purchase of investment property assets through the acquisition of Asia Freeport Holdings Pte. Ltd, and investment in unlisted equity and debt instruments. As of December 31, 2022, the Company also held a fiat currency investment of $31.1 million in unlisted debt instruments, redeemable on demand.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for the cryptocurrency mining community headquartered in Singapore. Bitdeer has committed to providing comprehensive digital asset mining solutions for its customers. Bitdeer handles complex processes involved in mining such as miner procurement, transport logistics, mining datacenter design and construction, mining machine management and daily operations. Bitdeer has mining datacenters deployed in the United States and Norway. To learn more, visit https://ir.bitdeer.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s registration statement on Form F-4 and shell company report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Use of Non-IFRS Financial Measures

In evaluating the Company’s business, the Company considers and uses non-IFRS measures, adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2, and defines adjusted profit/(loss) as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2. The Company presents these non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s profit/(loss) for the periods, as determined in accordance with IFRS.

The Company compensates for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of profit/(loss) for the relevant period to adjusted EBITDA and adjusted profit/(loss), for the years ended December 31, 2020, 2021 and 2022.

	For the Year Ended December 31
	2020	2021	2022
	US$	US$	US$

	(in thousands)
Adjusted EBITDA
Profit/(loss) for the year	(55,826)	82,643	(60,366)
Add:
Depreciation and amortization	112,037	63,055	66,424
Income tax expenses/(benefit)	(7,961)	48,246	(4,400)
Interest expense/(income), net	404	(504)	912
Share-based payment expenses	–	88,355	90,648
Adjusted EBITDA	48,654	281,795	93,218

Adjusted Profit/(Loss)
Profit/(loss) for the year	(55,826)	82,643	(60,366)
Add:
Share-based payment expenses	–	88,355	90,648
Adjusted profit/(loss)	(55,826)	170,998	30,282

Consolidated Statements of Financial Position

	As of December 31,
	2021	2022
	US$	US$

	(in thousands)
Assets
Cash and cash equivalents	372,088	231,362
Cryptocurrencies	6,187	2,175
Trade receivables	8,238	18,304
Amounts due from a related party	1,500	397
Mining machines	46,469	27,703
Prepayments and other assets	34,637	59,576
Financial assets at fair value through profit or loss	1,250	60,959
Restricted cash	10,310	11,494
Right-of-use assets	58,941	60,082
Property, plant and equipment	102,617	138,636
Investment properties	—	35,542
Intangible assets	115	322
Deferred tax assets	4,622	4,857
Total assets	646,974	651,409
Liabilities
Trade payables	17,740	15,768
Other payables and accruals	17,258	22,176
Amounts due to a related party	19	316
Income tax payables	10,454	657
Deferred revenue	213,449	182,297
Borrowings	29,460	29,805
Lease liabilities	62,968	70,425
Deferred tax liabilities	7,547	11,626
Total liabilities	358,895	333,070
Net assets	288,079	318,339
Equity
Share capital	1	1
Retained earnings	67,169	6,803
Reserves	220,909	311,535
Total Equity	288,079	318,339

Consolidated Statements of Operations and Comprehensive Income / (Loss)

	For the Year Ended December 31
	2020 (Restated)	2021	2022
	US$	US$	US$

	(in thousands)
Revenue	186,387	394,661	333,342
Cost of revenue	(209,564)	(153,255)	(250,090)
Gross profit/(loss)	(23,177)	241,406	83,252
Selling expenses	(5,567)	(8,448)	(11,683)
General and administrative expenses	(20,268)	(89,735)	(93,453)
Research and development expenses	(9,790)	(29,501)	(35,430)
Other operating incomes / (expenses)	(2,045)	14,625	(3,628)
Other net gain / (loss)	(2,560)	2,483	357
Profit / (loss) from operations	(63,407)	130,830	(60,585)
Finance income / (expenses)	(380)	59	(4,181)
Profit / (loss) before taxation	(63,787)	130,889	(64,766)
Income tax benefit / (expenses)	7,961	(48,246)	4,400
Profit / (loss) for the year	(55,826)	82,643	(60,366)
Other comprehensive income / (loss)
Profit / (loss) for the year	(55,826)	82,643	(60,366)
Other comprehensive income / (loss) for the year
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements	905	(195)	(22)
Other comprehensive income / (loss) for the year, net of tax	905	(195)	(22)
Total comprehensive income / (loss) for the year	(54,921)	82,448	(60,388)
Earnings / (loss) per share
Basic	(0.00)	0.01	(0.00)
Diluted	(0.00)	0.01	(0.00)
Weighted average number of shares outstanding (thousand shares)
Basic	12,662,126	12,662,126	12,662,126
Diluted	12,662,126	12,977,177	12,662,126

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825